SUBMITTED VIA EDGAR
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549
Re:	OM Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Definitive Proxy Statement on Schedule 14A filed April 3, 2009
Commission File No. 1-12515
June 15, 2009
Dear Mr. Decker:
We have reviewed your letter dated June 5, 2009 regarding our response letter of May 26, 2009 with respect to the comments contained in your letter dated April 21, 2009 relating to the financial statements and disclosures contained in the above-referenced SEC filings for OM Group, Inc. (the “Company”), and we provide the following responses to your June 5 comments. We appreciate your comments and, as noted below where applicable, will make the recommended changes in future filings.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
ITEM 1. BUSINESS, PAGE 2
COMMENT NO. 1: We note your response to comment 3 in our letter dated April 21, 2009 indicating that the information required by Item 101(d) of Regulation S-K is provided under note 18 to your financial statements. However, note 18 does not appear to provide disclosure required by Item 101(d)(l)(ii) of Regulation S-K regarding long-lived assets for 2006. In this regard, we note that Item 101(d)(l)(ii) requires disclosure for each of the past three years. Please advise or revise accordingly in future filings.
RESPONSE: In future filings, we will include the required disclosures under Item 101(d) for each of the past three years in the appropriate footnote to the financial statements.
ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES, PAGE 91
COMMENT NO. 2: We note your response to comment 16 in our letter dated April 21, 2009. The revolving credit agreements and the amendments thereto are material contracts and are not of the type of instruments contemplated by Item 601(b)(4) of Regulation S-K. Therefore, in future filings, please file your revolving credit agreements under the “10” series of exhibits. See Item 601(b)(10)(i) and (ii)(B) of Regulation S-K.

RESPONSE: In future filings, we will file our revolving credit agreements under the “10” series of exhibits.
EXHIBITS 10.7 AND 10.9-.11
COMMENT NO. 3: We note your response to comment 17 in our letter dated April 21, 2009. Please provide us with a copy of the order granting your confidential treatment request with respect to portions of Exhibits 10.7 and 10.9-.11 expiring on December 1, 2017.
RESPONSE: A copy of the order granting confidential treatment is set forth below. Please note that Exhibit 10.33 in the 1997 Form 10-K filed March 23, 1998 has been renumbered as Exhibit 10.7 in the 2008 Form 10-K.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 3, 2009
COMMENT NO. 4: We note your response to comment 19 in our letter dated April 21, 2009. In future filings, please disclose the information you provided in response to this comment. Please also tell us, and in future filings disclose, the amount of compensation that each of your named executive officers deferred, based upon which you made matching contributions.
RESPONSE: In future filings, we will disclose information of the type provided previously in response to comment 19 in your letter dated April 21, 2009, as well as the amount of compensation that each of our named executive officers deferred, based upon which we made matching contributions. The following table shows the amount of compensation deferred by each of our named executive officers and related contributions made by us for 2008:
Employee Benefit Plans

	Contributions to the			Contribution to
	Qualified Defined			Nonqualified
	Contribution Plan			Deferred
	Employer	Employer		Compensation
Name	Contribution	Match	Total	Plans (A)	Total

Joseph Scaminace	$8,050	$9,200	$17,250	$353,502	$370,752
Kenneth Haber	8,050	9,200	17,250	89,949	107,199
Stephen Dunmead	8,050	9,200	17,250	85,596	102,846
Valerie Gentile Sachs	8,050	9,200	17,250	77,724	94,974
Gregory Griffith	8,050	9,200	17,250	45,743	62,993

(A)	These amounts were credited to the executives on January 1, 2008 under the Benefit Restoration Plan (for the year 2007). This is a profit-sharing contribution by the Company and not a Company matching contribution for compensation otherwise deferred by the executives. These amounts are shown under the “Registrant Contributions in Last FY” column of the table on page 28 of the proxy statement.
SUMMARY COMPENSATION TABLE, PAGE 22
COMMENT NO. 5: We reissue comment 23 in our letter dated April 21, 2009. Notwithstanding your compensation committee’s authority to exercise discretion in approving your annual bonuses, it appears these payout amounts are determined pursuant to a non-equity incentive plan, as defined under Item 402(a)(6)(ii) and (iii) of Regulation S-K. Therefore, in future filings, please report the non-equity amounts paid under your annual Incentive Program in the “Non-Equity Incentive Plan Compensation” column of your summary compensation table. For additional guidance, please refer to Question 199.02 of the Regulation S-K Copliance and Disclosure Interpretations.
RESPONSE: In future filings, we will report the non-equity amounts paid under our Annual Incentive Program in the “Non-Equity Incentive Plan Compensation” column of our summary compensation table.

Very truly yours,
By:	/s/ Kenneth Haber
Kenneth Haber
Chief Financial Officer
cc: Joseph M. Scaminace